UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

4th Floor, Harbour Place

103 South Church Street, P.O. Box 10240

Grand Cayman, KY1-1002, Cayman Islands

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

STONECO LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-230629) and Form F-3 (Registration Number: 333-244404) of StoneCo Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Unaudited Interim Condensed

Consolidated Financial Statements

StoneCo Ltd.

March 31, 2021

StoneCo Ltd.

Unaudited interim condensed consolidated statement of financial position

As of March 31, 2021 and December 31, 2020

(In thousands of Brazilian Reais)

	Notes	March 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	5	1,863,474	2,446,990
Short-term investments	6	8,673,778	8,128,058
Accounts receivable from card issuers	7	15,344,491	16,307,155
Trade accounts receivable	8	1,804,912	1,415,850
Financial assets from banking solution	21(e)	663,141	714,907
Recoverable taxes		56,047	56,365
Prepaid expenses		113,977	67,658
Derivative financial instruments		15,600	43,103
Other assets		274,114	94,738
		28,809,534	29,274,824
Non-current assets
Trade accounts receivable	8	326,277	382,106
Receivables from related parties	13(b)	9,765	7,200
Deferred tax assets	9(b)	150,061	138,697
Prepaid expenses		245,887	51,164
Other assets		95,280	85,571
Investment in associates		83,363	51,982
Property and equipment	10(a)	892,312	717,234
Intangible assets	11	1,059,618	1,039,886
		2,862,563	2,473,840

Total assets		31,672,097	31,748,664

Liabilities and equity
Current liabilities
Deposits from banking customers	21(e)	536,637	576,139
Accounts payable to clients	15	8,403,097	9,172,353
Trade accounts payable		241,965	180,491
Loans and financing	12	1,931,186	1,184,737
Obligations to FIDC quota holders	12	1,460,522	1,960,121
Labor and social security liabilities		196,160	173,103
Taxes payable		121,414	106,835
Derivative financial instruments		19,128	16,233
Other liabilities		11,216	10,369
		12,921,325	13,380,381
Non-current liabilities
Accounts payable to clients	15	3,521	-
Loans and financing	12	540,990	524,363
Obligations to FIDC quota holders	12	2,353,057	2,414,429
Deferred tax liabilities	9(b)	69,392	61,086
Provision for contingencies	14(a)	12,034	10,150
Labor and social security liabilities		79,887	81,258
Other liabilities		296,628	284,972
		3,355,509	3,376,258

Total liabilities		16,276,834	16,756,639

Equity	16
Issued capital		76	75
Capital reserve		13,809,616	13,479,722
Treasury shares		(308,440)	(76,360)
Other comprehensive income		218,982	(5,002)
Retained earnings		1,613,363	1,455,027
Equity attributable to owners of the parent		15,333,597	14,853,462
Non-controlling interests		61,666	138,563
Total equity		15,395,263	14,992,025

Total liabilities and equity		31,672,097	31,748,664

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of profit or loss

For the three months ended March 31, 2021 and 2020

(In thousands of Brazilian Reais, unless otherwise stated)

		Three months ended March 31
	Notes	2021	2020

Net revenue from transaction activities and other services	18	318,285	227,302
Net revenue from subscription services and equipment rental	18	139,949	93,125
Financial income	18	368,791	359,315
Other financial income	18	40,642	37,014
Total revenue and income		867,667	716,756

Cost of services		(239,670)	(149,942)
Administrative expenses		(117,607)	(73,944)
Selling expenses		(162,765)	(111,828)
Financial expenses, net		(92,496)	(148,367)
Other operating expenses, net		(41,516)	(3,488)
	19	(654,054)	(487,569)

Loss on investment in associates		(3,607)	(1,279)
Profit before income taxes		210,006	227,908

Current income tax and social contribution	9(a)	(62,749)	(77,531)
Deferred income tax and social contribution	9(a)	11,058	8,242
Net income for the period		158,315	158,619

Net income (loss) attributable to:
Owners of the parent		158,336	158,806
Non-controlling interests		(21)	(187)
		158,315	158,619
Earnings per share
Basic earnings per share for the period attributable to owners of the parent (in Brazilian Reais)	17	R$ 0.51	R$ 0.57
Diluted earnings per share for the period attributable to owners of the parent (in Brazilian Reais)	17	R$ 0.50	R$ 0.56

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of other comprehensive income

For the three months ended March 31, 2021 and 2020

(In thousands of Brazilian Reais)

		Three months ended March 31
	Notes	2021	2020

Net income for the period		158,315	158,619
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of accounts receivable from card issuers at fair value through other comprehensive income		(9,770)	1,081
Exchange differences on translation of foreign operations		563	-
Unrealized loss on cash flow hedge - highly probable future imports	21(d)	1,512	-
Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods (net of tax):
Changes in the fair value of equity instruments designated at fair value through other comprehensive income	6	231,943	-
Other comprehensive income (loss) for the period, net of tax		224,248	1,081

Total comprehensive income for the period, net of tax		382,563	159,700

Total comprehensive income (loss) attributable to:
Owners of the parent		382,320	159,887
Non-controlling interests		243	(187)
		382,563	159,700

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Unaudited interim consolidated statement of changes in equity

For the three months ended March 31, 2021 and 2020

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Special reserve	Other reserves	Total	Treasury shares	Other compre- hensive income	Retained earnings	Total	Non-controlling interest	Total
Balance as of December 31, 2019		62	5,440,047	(223,676)	61,127	166,288	5,443,786	(90)	(72,335)	600,956	5,972,379	626	5,973,005
Share-based payments	20	-	-	-	-	7,085	7,085	-	-	-	7,085	-	7,085
Repurchase of shares		-	-	-	-	-	-	(47,507)	-	-	(47,507)	-	(47,507)
Cash proceeds from noncontrolling interest		-	-	135,055	-	-	135,055	-	-	-	135,055	95,445	230,500
Dilution non-controlling interest		-	-	2,286	-	-	2,286	-	-	-	2,286	(2,286)	-
Net income (loss) for the period		-	-	-	-	-	-	-	-	158,806	158,806	(187)	158,619
Other comprehensive income for the period		-	-	-	-	-	-	-	1,081	-	1,081	-	1,081
Balance as of March 31, 2020		62	5,440,047	(86,335)	61,127	173,373	5,588,212	(47,597)	(71,254)	759,762	6,229,185	93,598	6,322,783

Balance as of December 31, 2020		75	13,307,585	(86,483)	61,127	197,493	13,479,722	(76,360)	(5,002)	1,455,027	14,853,462	138,563	14,992,025
Issuance of shares for purchased non-controlling interests	16 (b) / 22	1	516,891	(208,481)	-	-	308,410	-	-	-	308,411	(77,911)	230,500
Transaction costs from subsidiaries		-	-	(650)	-	-	(650)	-	-	-	(650)	-	(650)
Cash proceeds from non-controlling interest		-	-	-	-	-	-	-	-	-	-	893	893
Share-based payments	20	-	-	-	-	22,134	22,134	-	-	-	22,134	14	22,148
Repurchase of shares	16(c)	-	-	-	-	-	-	(232,080)	-	-	(232,080)	-	(232,080)
Others		-	-	-	-	-	-	-	-	-	-	(136)	(136)
Net income (loss) for the period		-	-	-	-	-	-	-	-	158,336	158,336	(21)	158,315
Other comprehensive income (loss) for the period		-	-	-	-	-	-	-	223,984	-	223,984	264	224,248
Balance as of March 31, 2021		76	13,824,476	(295,614)	61,127	219,627	13,809,616	(308,440)	218,982	1,613,363	15,333,597	61,666	15,395,263

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

 StoneCo Ltd.

Unaudited interim consolidated statement of cash flows

For the three months ended March 31, 2021 and 2020

(In thousands of Brazilian Reais)

		Three months ended March 31
	Notes	2021	2020
Operating activities
Net income for the period		158,315	158,619
Adjustments to reconcile net income for the period to net cash flows:
Depreciation and amortization	10(b)	84,442	60,194
Deferred income tax and social contribution	9	(11,058)	(8,242)
Loss on investment in associates		3,607	1,279
Interest, monetary and exchange variations, net		(269,657)	1,604
Provision for contingencies		1,650	1,023
Share-based payments expense		22,148	7,085
Allowance for expected credit losses		8,376	9,722
Loss on disposal of property, equipment and intangible assets		10,309	11,791
Fair value adjustment in financial instruments at FVPL		227,243	7,365
Fair value adjustment in derivatives		31,656	46,706
Working capital adjustments:
Accounts receivable from card issuers		978,069	1,534,676
Receivables from related parties		(1,745)	(7,415)
Recoverable taxes		(4,222)	(48,435)
Prepaid expenses		(241,042)	(106,378)
Trade accounts receivable, banking solutions and other assets		(331,998)	(293,362)
Accounts payable to clients		(1,115,799)	(1,327,778)
Taxes payable		64,901	76,688
Labor and social security liabilities		21,686	9,000
Provision for contingencies		(158)	(1,448)
Other liabilities		46,755	(11,246)
Interest paid		(46,471)	(55,309)
Interest income received, net of costs		318,789	349,510
Income tax paid		(44,957)	(53,193)
Net cash (used in) / provided by in operating activities		(89,161)	362,456

Investing activities
Purchases of property and equipment		(334,431)	(90,203)
Purchases and development of intangible assets		(42,108)	(21,975)
Proceeds from (acquisition of) short-term investments, net		(213,744)	601,218
Proceeds from the disposal of non-current assets		95	-
Acquisition of interest in associates		(35,677)	5,423
Net cash (used in) / provided by investing activities		(625,865)	494,463

Financing activities
Proceeds from borrowings	12	1,109,000	2,889,141
Payment of borrowings		(360,000)	(2,870,000)
Payment to FIDC quota holders	12	(810,000)	(500,000)
Proceeds from FIDC quota holders	12	247,934	-
Payment of leases	12	(32,070)	(6,279)
Repurchase of shares	16	(232,080)	(47,507)
Acquisition of non-controlling interests		(261)	(212)
Transaction with non-controlling interests	22	230,500	-
Cash proceeds from non-controlling interest	22	893	230,500
Net cash (used in) / provided by financing activities		153,916	(304,357)

Effect of foreign exchange on cash and cash equivalents		(22,406)	(2,294)
Change in cash and cash equivalents		(583,516)	550,268

Cash and cash equivalents at beginning of period	5	2,446,990	968,342
Cash and cash equivalents at end of period	5	1,863,474	1,518,610
Change in cash and cash equivalents		(583,516)	550,268

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

StoneCo Ltd.

Notes to unaudited interim condensed consolidated financial statements

March 31, 2021

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is located at 4th Floor, Harbour Place, 103 South Church Street in George Town, Grand Cayman.

The Company is controlled by HR Holdings, LLC, which owns 57.9% of voting power, whose ultimate parent is an investment fund, VCK Investment Fund Limited SAC A and The VCK Trust, owned by the co-founding individuals. Company’s shares are publicly traded on the Nasdaq Global Market under the symbol “STNE”.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology services and software solutions to clients allowing them to conduct electronic commerce seamlessly across in-store, online, and mobile channels and helping them better manage their businesses, become more productive and sell more - both online and offline.

The interim condensed consolidated financial statements of the Group for the three months ended March 31, 2021 and 2020 were approved at the Board of Directors’ meeting on May 25, 2021.

1.1.	Linx acquisition

On November 17, 2020, Linx S.A (“Linx”) held an Extraordinary General Meeting that approved the business combination between STNE Participações S.A. ("STNE Par") that holds the software investments business of the Group and Linx, a leading provider of retail management software in Brazil. The transaction is now pending antitrust approval (CADE) and certain other conditions. A compensatory break fee equal to R$ 453,750 will be payable by the Group to Linx if CADE does not approve the transaction.

Pursuant to the terms and subject to the conditions set forth in the Association Agreement and its amendments, each Linx share issued and outstanding immediately prior to the consummation of the transaction will be automatically contributed to the Group in exchange for one newly issued redeemable STNE Par Class A Preferred Share and one newly issued redeemable STNE Par Class B Preferred Share. Immediately thereafter, each STNE Par Class A Preferred Share will be redeemed for a cash payment of R$33.56 updated pro rata die according to the CDI rate variation from the sixth month counted from August 11th, 2020 until the date of the effective payment and each STNE Par Class B Preferred Share will be redeemed for (i) 0.0126774 StoneCo Class A Common Share, or (ii) 0.0126774 BDR (Brazilian Depositary Receipt) (“StoneCo BDR”), provided that each 1 (one) StoneCo BDR will correspond to 1 (one) StoneCo Class A Share (the “Base Exchange Ratio”). The Base Exchange Ratio is calculated on a fully diluted basis, assuming a number of fully diluted shares of Linx of 179,058,617 on the transaction consummation date and represents a total consideration of R$38.06 for each Linx share or the total amount of R$ 6,814,971, considering the share price of the StoneCo shares as of November 16, 2020.

In the three months ended March 2021, the costs related to this transaction were R$ 2,344, recognized in the statement of profit or loss under administrative expenses.

1.2.	Seasonality of operations

The Group’s revenues are subject to seasonal fluctuations as a result of consumer spending patterns. Historically, revenues have been strongest during the last quarter of the year as a result of higher sales during the Brazilian holiday season. This is due to the increase in the number and amount of electronic payment transactions related to seasonal retail events. Adverse events that occur during these months could have a disproportionate effect on the results of operations for the entire fiscal year. As a result of seasonal fluctuations caused by these and other factors, results for an interim period may not be indicative of those expected for the full fiscal year.

In the first quarter of 2021, the second wave of the COVID-19 pandemic in Brazil resulted in different commerce restrictions among different Brazilian cities, imposing a more challenging scenario for the clients and commerce. The unaudited interim condensed consolidated financial statements were temporarily impacted by the clients’ lower volumes as a result of those commerce restrictions. The risks keep being monitored closely, and the Group is following health and safety guidelines as they evolve.

2.	Group information

2.1.	Subsidiaries

The interim condensed consolidated financial statements of the Group include the following subsidiaries and structured entities:

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	March 31, 2021	December 31, 2020
DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Brazil	Holding company	100.00	100.00
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
STNE Participações S.A. (“STNE Par”)	Brazil	Holding company	100.00	100.00
STNE Participações em Tecnologia S.A. (“STNE Par Tec”)	Brazil	Holding company	100.00	100.00
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	100.00
MNLT Soluções de Pagamentos S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	100.00
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	100.00	100.00
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	100.00	100.00
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	100.00	100.00
Cappta S.A. (“Cappta”)	Brazil	Electronic fund transfer	56.73	56.73
Mundipagg Tecnologia em Pagamento S.A. (“Mundipagg”)	Brazil	Technology services	99.70	99.70
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	100.00
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	99.99	99.99
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	100.00	100.00
Stone Sociedade de Crédito Direto S.A. (“Stone SCD”)	Brazil	Financial services	100.00	100.00
Stone Logística Ltda ("Stone Log")	Brazil	Logistic services	100.00	100.00
PDCA S.A. ("PDCA") (Note 22)	Brazil	Merchant acquiring	100.00	67.00
Linked Gourmet Soluções para Restaurantes S.A. (“Linked”)	Brazil	Technology services	58.10	58.10
MAV Participações S.A. (“MVarandas”)	Brazil	Technology services	100.00	100.00
Vitta Tecnologia em Saúde S.A. (“Vitta Group”)	Brazil	Health plan management	100.00	100.00
VittaPar LLC. (“Vitta Group”)	USA	Holding company	100.00	100.00
Vitta Corretora de Seguros Ltda. (“Vitta Group”)	Brazil	Insurance services	100.00	100.00
Vitta Serviços em Saúde LTDA. (“Vitta Group”)	Brazil	Health services	100.00	100.00
Vitta Saúde Administradora em Benefícios LTDA. (“Vitta Group”)	Brazil	Health services	100.00	100.00
MLabs Software S.A.. (“MLabs”)	Brazil	Social media services	51.50	51.50
Questor Sistemas S.A (“Questor”)	Brazil	Technology services	50.00	50.00
Sponte Informática S.A ("Sponte")	Brazil	Technology services	90.00	90.00
StoneCo CI Ltd (“Creditinfo Caribbean”)	Cayman Islands	Holding company	53.05	53.05
Creditinfo Jamaica Ltd (“Creditinfo Caribbean”)	Jamaica	Credit bureau services	53.05	53.05
Creditinfo Guyana Inc (“Creditinfo Caribbean”)	Guyana	Credit bureau services	53.05	53.05
Creditadvice Barbados Ltd (“Creditinfo Caribbean”)	Barbados	Credit bureau services	53.05	53.05
Stone Seguros S.A (“Stone Seguros”)	Brazil	Insurance services	100.00	100.00
TAPSO FIDC ("FIDC TAPSO")	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone II (“FIDC AR II”)	Brazil	Receivables investment fund	100.00	100.00
FIDC Bancos Emissores de Cartão de Crédito - Stone III (“FIDC AR III”)	Brazil	Receivables investment fund	100.00	100.00
SOMA FIDC (“FIDC SOMA”)	Brazil	Receivables investment fund	100.00	100.00
SOMA III FIDC (“FIDC SOMA III”)	Brazil	Receivables investment fund	100.00	100.00
STONECO EXCLUSIVO FIC FIM (“FIC FIM STONECO”)	Brazil	Investment fund	100.00	100.00
StoneCo Pagamentos UK Ltd (a)	UK	Service Provider	100.00	-

(a)	On February 3, 2021, StoneCo Pagamentos UK Ltd was formed to provide technical risk management services to StoneCo's group companies.

The Group holds options to acquire additional interests in some of its subsidiaries. Each of the options has been evaluated in accordance with pre-determined formulas and R$ 10,891 were recorded in the consolidated statement of financial position as Derivative financial instruments.

2.2.	Associates

			% Groups's equity interest
Entity name	Country of incorporation	Principal activities	March 31, 2021	December 31, 2020
Collact Serviços Digitais S.A. (“Collact”)	Brazil	CRM	25.00	25.00
VHSYS Sistema de Gestão S.A. (“VHSYS”)	Brazil	Technology services	33.33	33.33
Alpha-Logo Serviços de Informática S.A. ("Tablet Cloud")	Brazil	Technology services	25.00	25.00
Trinks Serviços de Internet S.A. ("Trinks")	Brazil	Technology services	19.90	19.90
Delivery Much Tecnologia S.A. ("Delivery Much") (a)	Brazil	Food delivery marketplace	29.49	22.64

(a)	On February 23, 2021, the Group acquired additional 6.85% interest in Delivery Much Tecnologia S.A. ("Delivery Much") through capital increase of R$ 34,998. The initial acquisition occurred in 2020.

The Group holds options to acquire additional interests in some of its associates. Each of the options has been evaluated in accordance with pre-determined formulas and R$ 3,737 were recorded in the consolidated statement of financial position as Derivative financial instruments.

3.	Basis of preparation and changes to the Group’s accounting policies

3.1.	Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2021 have been prepared in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2020.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

The interim condensed consolidated financial statements are presented in Brazilian Reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

3.2.	Estimates

The preparation of interim condensed financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set the consolidated financial statements for the year ended December 31, 2020 and no changes were made.

4.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the interim condensed consolidated statement of profit or loss and other comprehensive income and interim condensed consolidated statement of financial position.

5.	Cash and cash equivalents

	March 31, 2021	December 31, 2020

Short-term bank deposits - denominated in R$	1,800,962	2,370,414
Short-term bank deposits - denominated in US$	62,512	76,576
	1,863,474	2,446,990

6.	Short-term investments

	March 31, 2021	December 31, 2020

Listed securities
Bonds (a)	788,629	675,599
Equity securities (b)	1,349,889	970,353
Unlisted securities
Bonds (a)	6,280,948	6,464,154
Investment funds (c)	11,108	10,136
Equity securities (b)	243,204	7,816
	8,673,778	8,128,058

(a)	Comprised of public and private bonds with maturities greater than three months, indexed to fixed and floating rates. As of March 31, 2021, bonds of listed companies are mainly indexed to 97.5% to 100% CDI rate (2020 – 97.5% to 100% CDI rate). Liquidity risk is minimal.

(b)	Comprised of ordinary shares of listed and unlisted entities. The Group elected to recognize the changes in fair value of the existing listed and unlisted equity instruments through OCI. The change in fair value was R$ 231,943 (2020 – no change in fair value) was recognized in other comprehensive income. Fair value of unlisted equity instruments as of March 31, 2021 was determined based on recent negotiations of the securities.

(c)	Comprised of foreign investment fund shares.

Short-term investments are denominated in Brazilian reais and U.S. dollars.

7.	Accounts receivable from card issuers

Accounts receivable are amounts due from card issuers regarding the transactions of clients with card holders, performed in the ordinary course of business. Accounts receivable are generally due within 12 months, therefore are all classified as current.

	March 31, 2021	December 31, 2020

Accounts receivable from card issuers (a)	15,108,943	16,031,948
Accounts receivable from other acquirers (b)	249,381	287,972
Allowance for expected credit losses	(13,833)	(12,765)
	15,344,491	16,307,155

(a)	Refers to accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)	Refers to accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of March 31, 2021, R$ 3,478,917 of the total Accounts receivable from card issuers are held by FIDC AR II and FIDC AR III (December 31, 2020 — R$ 4,437,285 held by FIDC AR II and FIDC AR III). Accounts receivable held by FIDCs guarantee the obligations to FIDC quota holders.

8.	Trade accounts receivable

Trade accounts receivables are amounts due from clients mainly related to loans designated at fair value through profit or loss (“FVPL”), equipment rental and other services.

	March 31, 2021	December 31, 2020

Loans designated at FVPL (a)	1,993,680	1,646,685
Accounts receivable from clients (b)	133,264	130,059
Other trade accounts receivable	37,836	53,675
Allowance for expected credit losses	(33,591)	(32,463)
	2,131,189	1,797,956
Current	1,804,912	1,415,850
Non-current	326,277	382,106

(a)	The Group has irrevocably elected to classify loans at fair value with net changes recognized in the statement of profit or loss. The amount is held by FIDC SOMA and FIDC SOMA III.

(b)	Comprised mainly of accounts receivable from equipment rental.

9.	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

(a)	Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit for the period, calculated by applying the combined Brazilian statutory rates at 34% for the three months ended March 31, 2021 and 2020:

	Three months ended March 31
	2021	2020
Profit before income taxes	210,006	227,908
Brazilian statutory rate	34%	34%
Tax expense at the statutory rate	(71,402)	(77,489)

Additions (exclusions):
Different tax rates for companies abroad	28,779	6,601
Other permanent differences	1,773	(1,439)
Equity pickup on associates	(1,226)	(435)
Unrecorded deferred taxes	(15,110)	(3,037)
Use of tax losses previously unrecorded	12	78
R&D Tax Benefits	4,722	4,819
Other tax incentives	761	1,613
Total income tax and social contribution expense	(51,691)	(69,289)
Effective tax rate	25%	30%

Current income tax and social contribution	(62,749)	(77,531)
Deferred income tax and social contribution	11,058	8,242
Total income tax and social contribution expense	(51,691)	(69,289)

(b)	Changes in deferred income taxes

Net changes in deferred income taxes relate to the following:

At December 31, 2020	77,611
Losses available for offsetting against future taxable income	(7,159)
Tax credit carryforward	2,925
Tax deductible goodwill	(3,056)
Share-based compensation	6,500
Accounts receivable from card issuers at FVOCI	5,033
Unrealized loss on cash flow hedge at FVOCI	(779)
Equity instruments designated at FVOCI	(10,779)
Assets at FVPL	18,781
Deferred income taxes arising from business combinations	2,437
Temporary differences under FIDC	(7,499)
Technological innovation benefit	(1,671)
Others	(1,675)
At March 31, 2021	80,669
(c)	Deferred income taxes by nature

	March 31, 2021	December 31, 2020
Losses available for offsetting against future taxable income	77,422	84,581
Tax credit carryforward	88,920	85,995
Tax deductible goodwill	45,845	48,901
Share-based compensation	39,193	32,693
Accounts receivable from card issuers at FVOCI	29,294	24,261
Unrealized loss on cash flow hedge at FVOCI	-	779
Equity instruments designated at FVOCI	(10,779)	-
Assets at FVPL	(56,507)	(75,288)
Deferred income taxes arising from business combinations	(36,676)	(39,113)
Temporary differences under FIDC	(74,035)	(66,536)
Technological innovation benefit	(17,103)	(15,432)
Others	(4,905)	(3,230)
Deferred tax, net	80,669	77,611

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely. However, the loss carryforward can only be used to offset up to 30% of taxable profit for the period.

(d)	Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards and other temporary differences in some subsidiaries in the amount of
R$ 52,004 (December 31, 2020 – R$ 36,906) for which a deferred tax asset was not recognized and are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

10.	Property and equipment

(a)	Changes in Property and equipment

	Balance at 12/31/2020	Additions	Disposals	Balance at 03/31/2021
Cost
Pin Pads & POS	736,775	129,066	(6,795)	859,046
IT equipment	128,244	39,109	(835)	166,518
Facilities	40,524	1,936	(232)	42,228
Machinery and equipment	18,242	1,197	-	19,439
Furniture and fixtures	14,629	633	(14)	15,248
Vehicles and airplane	16,261	30,496	-	46,757
Construction in progress	81	-	-	81
Right-of-use assets - Vehicles	20,007	1,711	(859)	20,859
Right-of-use assets - Offices	126,571	38,552	(7,710)	157,413
	1,101,334	242,700	(16,445)	1,327,589
Depreciation
Pin Pads & POS	(248,704)	(39,367)	204	(287,867)
IT equipment	(57,801)	(6,480)	127	(64,154)
Facilities	(17,180)	(1,778)	42	(18,916)
Machinery and equipment	(14,140)	(1,126)	-	(15,266)
Furniture and fixtures	(3,882)	(386)	11	(4,257)
Vehicles and airplane	(1,544)	(917)	-	(2,461)
Right-of-use assets - Vehicles	(6,906)	(1,842)	70	(8,678)
Right-of-use assets - Offices	(33,943)	(7,438)	7,703	(33,678)
	(384,100)	(59,334)	8,157	(435,277)

Property and equipment, net	717,234	183,366	(8,288)	892,312

(b)	Depreciation and amortization charges

Depreciation and amortization expenses have been charged in the following line items of the consolidated statement of profit or loss:

	Three months ended March 31
	2021	2020

Cost of services	52,304	40,109
General and administrative expenses	20,593	13,351
Selling expenses	11,545	6,734
Depreciation and Amortization charges	84,442	60,194
Depreciation charge	59,334	46,237
Amortization charge (Note 11)	25,108	13,957
Depreciation and Amortization charges	84,442	60,194

11.	Intangible assets

Changes in intangible assets

	Balance at 12/31/2020	Additions	Disposals	Transfers	Balance at 03/31/2021
Cost
Goodwill - acquisition of subsidiaries	654,044	-	-	-	654,044
Customer relationship	155,101	-	-	-	155,101
Trademark use right	12,491	-	-	-	12,491
Trademarks and patents	3,728	-	-	-	3,728
Software	204,649	19,971	(60)	2,455	227,015
Licenses for use - payment arrangements	25,250	4,711	-	(650)	29,311
Exclusive right	38,827	-	-	-	38,827
Software in progress	26,246	17,445	(2,854)	(1,805)	39,032
Right-of-use assets - Software	66,837	5,626	-	-	72,463
	1,187,173	47,753	(2,914)	-	1,232,012
Amortization
Customer relationship	(50,543)	(4,985)	-	-	(55,528)
Trademark use right	(12,491)	-	-	-	(12,491)
Trademarks and patents	(793)	(92)	-	-	(885)
Software	(55,508)	(10,191)	1	-	(65,698)
Licenses for use - payment arrangements	(13,295)	(1,269)	-	-	(14,564)
Exclusive right	(647)	(958)	-	-	(1,605)
Right-of-use assets - Software	(14,010)	(7,613)	-	-	(21,623)
	(147,287)	(25,108)	1	-	(172,394)

Intangible assets, net	1,039,886	22,645	(2,913)	-	1,059,618

12.	Loans and financing

	Balance at 12/31/2020	Additions	Disposals	Payment	Interest	Balance at 03/31/2021

Obligations to FIDC AR quota holders (i)	4,114,315	-	-	(837,619)	28,599	3,305,295
Obligations to FIDC TAPSO quota holders (ii)	20,476	-	-	(707)	298	20,067
Obligations to FIDC SOMA quota holders (iii)	239,759	247,934	-	(7,045)	7,569	488,217
Leases (iv)	174,861	45,889	(797)	(32,070)	2,180	190,063
Bank borrowings (v)	390,830	1,109,000	-	(361,644)	3,117	1,141,303
Debentures	398,358	-	-	(1,967)	2,235	398,626
Loans with private entities	745,051	-	-	(7,489)	4,622	742,184
	6,083,650	1,402,823	(797)	(1,248,541)	48,620	6,285,755
Current	3,144,858					3,391,708
Non-current	2,938,792					2,894,047

(i)	Payments mainly refer to the amortization of the principal and the payment of interest of the third series of FIDC AR II.

(ii)	In March 2021, the Group negotiated an amendment of the contract to postpone the payment date of the principal to March 2022. Until March 2, 2021, the benchmark return rate remained at 100% of the CDI + 1.15% per year, and after this date, the benchmark return rate became 100% of the CDI + 1.80% per year.

(iii)	Additions refer to the first series of FIDC SOMA III senior and mezzanine quotas. The total issuance to third party investors was R$ 493,000, of which R$ 246,500 were received in 2020 (R$ 239,232 net of the offering transaction costs, which will be amortized over the course of the series) and R$ 246,500 (with a monetary restatement of R$ 1,434) were received in the first quarter of 2021.

(iv)	The balance comprises leases related to the adoption of IFRS 16.

(v)	The Group has issued a total amount of R$ 1,109,000 of new CCBs (Bank Credit Notes), maturing until June 2021, whose price range is from CDI + 0.70% to CDI + 0.85%. The proceeds of these loans were used mainly for the prepayment of receivables.

The Group has not breached borrowing limits or covenants (where applicable) on any of its borrowing facilities.

13.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

(a)	Transactions with related parties

The following transactions were carried out with related parties:

	Three months ended March 31
	2021	2020
Sales of services
Associates (legal and administrative services) (i)	7	3
	7	3
Purchases of goods and services
Entity controlled management personnel (ii)	-	(2,872)
Associates (transaction services) (iii)	(608)	(509)
	(608)	(3,381)

(i)	Related to services provided to VHSYS.

(ii)	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services reimbursed to Zurich Consultoria e Participações Ltda, companies owned by related parties.

(iii)	Related mainly to commission expenses paid to Collact due to new customer acquisition.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

(b)	Balances at the end of the period

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	March 31, 2021	December 31, 2020

Loans to management personnel	4,223	4,149
Convertible loans	5,542	3,051
Receivables from related parties	9,765	7,200

As of March 31, 2021, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

14.	Provision for contingencies

The Group companies are party to labor and civil litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

The amount of the judicial deposits as of March 31, 2021 is R$ 22,041 (December 31, 2020 - R$ 20,448), which are included in other assets in the non-current assets.

(a)	Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount, nature and the movement of the liabilities is summarized as follows:

	Civil	Labor	Total
Balance at December 31, 2020	9,572	578	10,150
Additions	2,191	52	2,243
Reversals	(565)	(28)	(593)
Interests	385	7	392
Payments	(125)	(33)	(158)
Balance at March 31, 2021	11,458	576	12,034

•	MNLT, Stone, Pagar.me, Cappta, PDCA, SCD, Buy4 and Equals are parties to legal suits and administrative proceedings filed with several courts and governmental agencies, in the ordinary course of their operations, involving civil and labor claims.

(b)	Possible losses, not provided for in the statement of financial position

The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	March 31, 2021	December 31, 2020
Civil	50,016	46,169
Labor	19,217	15,024
Tax	4,028	-
Total	73,261	61,193

The nature of the main litigations is summarized as follows:

• Stone is party to two injunctions filed by a financial institution against accredited clients in which Stone was called as a defendant, demanding Stone to refrain from prepayment of receivables related to any credits of the accredited clients resulting from credit and debit cards, in addition to requesting that the amounts arising out of the transactions be paid at the bank account maintained at the financial institution that filed such lawsuit. Due to a revaluation of the amount involved in the lawsuit during first quarter of 2020, as there are no claims directly against Stone, and the possible loss derives exclusively from attorney´s fees, the amount provided as possible loss to R$ 11,168 (December 31, 2020 - R$ 10,835).

• Stone, MNLT, Cappta, Mundipagg, STNE Part, SCD, PDCA and Pagar.me are parties to legal suits filed in several Brazilian courts, in the ordinary course of their operations. These claims are related to: (i) chargeback, which sums R$ 1,704 (December 31, 2020 - R$ 2,063); (ii) disputes related to amounts withheld due to credit and fraud prevention/risk management, totaling R$ 7,981 (December 31, 2020 - R$ 5,876); and (iii) disputes related to merchants’ credit card receivables, totaling R$ 1,043 (December 31, 2020 - R$ 1,256) and (iv) disputes related to fraud and risk management of banking operation, totaling R$ 4,196 (December 31, 2020 - R$ 2,726).

• Labor lawsuits assessed as possible losses refer to lawsuits filed by former employees of the company and there being no individually significant cases.

15.	Accounts payable to clients

Accounts payable to clients represent amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

16.	Equity

(a)	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

(b)	Subscribed and paid-in capital and capital reserve

The Articles of Association provide that at any time when there are Class A common shares being issued, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

Below are the movements of shares during the three months ended March 31, 2021:

	Number of shares
	Class A	Class B	Total
At December 31, 2020	257,479,140	51,782,702	309,261,842

Issuance (i)	1,350,304	-	1,350,304
Conversions	5,741,517	(5,741,517)	-

At March 31, 2021	264,570,961	46,041,185	310,612,146

(i)	On January 28, 2021, the Group has fully acquired the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE shares by a payment being part in cash in the amount of R$ 230,500 and part by the delivering of their PDCA shares. The number of STNE shares delivered to Bellver was based on STNE volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020.

(c)	Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments. Any difference between the carrying amount and the consideration, if reissued, is recognized in equity.

On May 13, 2019, the Company announced the adoption of its share repurchase program in an aggregate amount of up to US$ 200 million (the “Repurchase Program”). The Repurchase Program went into effect in the second quarter of 2019 and does not have a fixed expiration date. The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act.

In the first quarter of 2021, 663,304 Class A common shares were repurchased, for the amount of R$ 232,080 (in 2020 – 528,335 Class A common shares were repurchased for R$ 76,270).

In March 2021, the Company holds 1,195,774 (December 2020 - 532,470) Class A common shares in treasury.

17.	Earnings per share

Basic earnings per share is calculated by dividing net income for the period attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the period.

The numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings as if all earnings for the period had been distributed. In determining the numerator of basic EPS, earnings attributable to the Group is allocated as follows:

	Three months ended March 31
	2021	2020

Net income attributable to Owners of the Parent	158,336	158,806
Numerator of basic and diluted EPS	158,336	158,806

As of March 31, 2021, the shares issued in connection with the acquisition of non-controlling interest in PDCA were adjusted to basic and diluted EPS calculation since the acquisition date.

The Group granted RSU and stock options (Note 20), which are included in diluted EPS calculation.

The following table contains the earnings per share of the Group for the three months ended March 31, 2021 and 2020 (in thousands except share and per share amounts):

	Three months ended March 31
	2021	2020

Numerator of basic EPS	158,336	158,806

Weighted average number of outstanding shares	309,624,045	277,366,836
Denominator of basic EPS	309,624,045	277,366,836

Basic earnings per share - R$	0.51	0.57

Numerator of diluted EPS	158,336	158,806

Share-based payments	5,160,955	4,402,204
Weighted average number of outstanding shares	309,624,045	277,366,836
Denominator of diluted EPS	314,785,000	281,769,040

Diluted earnings per share - R$	0.50	0.56

18.	Total revenue and income

	Three months ended March 31
	2021	2020
Timing of revenue recognition

Net revenue from transaction activities and other services	318,285	227,302
Recognized at a point in time	318,285	227,302

Net revenue from subscription services and equipment rental	139,949	93,125
Financial income	368,791	359,315
Other financial income	40,642	37,014
Recognized over time	549,382	489,454

Total revenue and income	867,667	716,756

19.	Expenses by nature

	Three months ended March 31
	2021	2020

Personnel expenses	235,113	148,712
Transaction and client services costs (a)	108,516	66,177
Financial expenses (b)	92,496	148,367
Depreciation and amortization (Note 10 (b))	84,442	60,194
Marketing expenses and sales commissions (c)	61,450	24,058
Third parties services	33,268	15,872
Facilities expenses	9,473	10,173
Travel expenses	2,364	5,438
Other	26,932	8,578
Total expenses	654,054	487,569

(a)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.

(b)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

20.	Share-based payments

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives.

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil which were then exchanged for common shares in DLP Par and after were exchanged upon consummation of the IPO.

These incentive shares are subject to a 10 years lock-up period and a discounted buy-back feature retained by the Group if the employee leaves prior to lockup expiration.

Restricted share units and Stock Options

The Group has a Long-term incentive plan (“LTIP”) to enable the Group to grant equity-based awards to employees and other service providers with respect to its Class A common shares, and it was granted restricted share unit (“RSUs”) and stock options to certain key employees under the LTIP to incentivize and reward such individuals. These awards are scheduled to vest over a four, five, seven and ten year period, subject to and conditioned upon the achievement of certain performance conditions. Assuming achievement of these performance conditions, awards will be settled in, or exercised for, its Class A common shares. If the applicable performance conditions are not achieved, the awards will be forfeited for no consideration.

In January and March 2021, the Company has granted 1,137,514 and 3,648 RSUs with a price of R$ 393.72 and R$ 500.65, respectively, which were determined based on the fair value of the equity instruments granted and the exchange rate, both at the grant date.

As of March 31, 2021, there were RSUs outstanding with respect to 5,511,354 Class A common shares and stock options outstanding with respect to 32,502 Class A common shares (with a weighted average exercise price of US$ 24.92).

The fair value of RSU refers to the stock price at grant date, and the fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

The total expense, including taxes and social charges, recognized for the programs for the three months ended March 31, 2021 was R$ 20,778 (2020 – a gain of R$ 1,057, mainly due to the STNE stock devaluation that has reduced the taxes and social charges recognized in the liabilities). For the period ended March 31, 2021, the Group recorded in the capital reserve the amount of R$ 22,148 (2020 - R $ 7,085) related to share-based payments.

21.	Financial instruments

(a)	Risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall financial risk management program seeks to remove or at least minimize potential adverse effects from its financial results. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Financial risk management is carried out by the global treasury department (“Global treasury”) on the Group level, designed by the integrated risk management team and approved by the Board of Directors. Global treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. On the specific level of the subsidiaries, mostly operations related to merchant acquiring operations in Brazil, the local treasury department (“Local Treasury”) executes and manages the financial instruments under the specific policies, respecting the Group’s strategy. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of December 31, 2020. There have been no changes in the risk management department or in any risk management policies since the year end.

The global spread of the COVID-19 pandemic, has negatively impacted the global economy, disrupted supply chains and created significant volatility in global financial markets, it has resulted in the temporary or permanent closure of many clients’ stores or facilities. Furthermore, if the clients’ businesses continue to be adversely affected, default rates of the credit solutions will likely rise. Additionally, continued turbulence in capital markets may adversely affect the ability to access capital to meet liquidity needs, execute the existing strategy, pursue further business expansion and maintain revenue growth. The risks are being monitored closely, and the Group intends to follow health and safety guidelines as they evolve.

(b)	Financial instruments by category

Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total

At March 31, 2021
Short-term investments	-	7,080,685	1,593,093	8,673,778
Accounts receivable from card issuers	-	-	15,344,491	15,344,491
Trade accounts receivable	137,509	1,993,680	-	2,131,189
Financial assets from banking solution	-	663,141	-	663,141
Derivative financial instruments	-	15,600	-	15,600
Receivables from related parties	9,765	-	-	9,765
Other assets	369,394	-	-	369,394
	516,668	9,753,106	16,937,584	27,207,358

	Amortized cost	FVPL	FVOCI	Total
At December 31, 2020
Short-term investments	-	7,149,889	978,169	8,128,058
Accounts receivable from card issuers	-	-	16,307,155	16,307,155
Trade accounts receivable	151,271	1,646,685	-	1,797,956
Financial assets from banking solution	-	714,907	-	714,907
Derivative financial instruments	-	42,931	172	43,103
Receivables from related parties	7,200	-	-	7,200
Other assets	180,309	-	-	180,309
	338,780	9,554,412	17,285,496	27,178,688

Liabilities as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total
At March 31, 2021
Deposits from banking customers	536,637	-	-	536,637
Accounts payable to clients	8,406,618	-	-	8,406,618
Trade accounts payable	241,965	-	-	241,965
Loans and financing	2,472,176	-	-	2.472.176
Obligations to FIDC quota holders	3,813,579	-	-	3,813,579
Derivative financial instruments	-	19,128	-	19,128
Other liabilities	34,614	273,230	-	307,844
	15,505,589	292,358	-	15,797,947

	Amortized cost	FVPL	FVOCI	Total
At December 31, 2020
Deposits from banking customers	576,139	-	-	576,139
Accounts payable to clients	9,172,353	-	-	9,172,353
Trade accounts payable	180,491	-	-	180,491
Loans and financing	1,709,100	-	-	1,709,100
Obligations to FIDC quota holders	4,374,550	-	-	4,374,550
Derivative financial instruments	-	13,574	2,659	16,233
Other liabilities	26,179	269,162	-	295,341
	16,038,812	282,736	2,659	16,324,207

(c)	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	March 31, 2021			December 31, 2020
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level

Financial assets
Short-term investments (1)	8,673,778	8,673,778	I /II	8,128,058	8,128,058	I /II
Accounts receivable from card issuers (2)	15,344,491	15,344,491	II	16,307,155	16,307,155	II
Trade accounts receivable (3) (4)	2,131,189	2,131,189	II/III	1,797,956	1,797,956	II/III
Financial assets from banking solution (5)	663,141	663,141	I	714,907	714,907	I
Derivative financial instruments (6)	15,600	15,600	II	43,103	43,103	II
Receivables from related parties (3)	9,765	9,765	II	7,200	7,200	II
Other assets (3)	369,394	369,394	II	180,309	180,309	II
	27,207,358	27,207,358		27,178,688	27,178,688

	March 31, 2021			December 31, 2020
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level
Financial liabilities
Deposits from banking customers (7)	536,637	536,637	II	576,139	576,139	II
Accounts payable to clients (9)	8,406,618	8,256,740	II	9,172,353	9,004,825	II
Trade accounts payable (3)	241,965	241,965	II	180,491	180,491	II
Loans and financing (8)	2,472,176	2,457,588	II	1,709,100	1,697,588	II
Obligations to FIDC quota holders (8)	3,813,579	3,852,016	II	4,374,550	4,395,035	II
Derivative financial instruments (8)	19,128	19,128	II	16,233	16,233	II
Other liabilities (3) (10)	307,844	307,844	II/III	295,341	295,341	II/III
	15,797,947	15,671,918		16,324,207	16,165,652

(1)	Short-term investments are measured at fair value. Listed securities are classified as level I and unlisted securities classified as level II, for those the fair value is determined using valuation techniques, which employ the use of market observable inputs.

(2)	Accounts receivable from card issuers are measured at FVOCI as they are held to both, collect contractual cash flows and be sold. Fair value is estimated by discounting future cash flows using market rates for similar items.

(3)	The carrying values of trade accounts receivable, receivables from related parties, other assets, trade accounts payable and other liabilities are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values are assumed to approximate their fair values, taking into consideration that the realization of these balances, and settlement terms do not exceed 60 days. These amounts are classified as level II in the hierarchy level.

(4)	Included in Trade accounts receivable there are Loans designated at FVPL with an amount of R$ 1,993,680, which are measured at fair value through profit or loss and are valued using valuation techniques, which employ the use of market unobservable inputs, and therefore is classified as level III in the hierarchy level.

At December 31, 2020	1,646,685
Additions	1,022,362
Settlements	(448,124)
Fair value recognized in the statement of profit or loss as Financial income	(227,243)
At March 31, 2021	1,993,680

The significant unobservable inputs used in the fair value measurement of Loans designated at FVPL categorized within Level III of the fair value hierarchy, are based on expected loss rate and the discount rate used to evaluate the asset.

(5)	Financial assets from banking solutions are measured at fair value. Due to regulatory restrictions, sovereign bonds are priced using PU550 quotation from Anbima public pricing method.

(6)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs. Cash flow hedge instruments are classified as FVOCI (Note 21 (d)).

(7)	Deposits from banking customers are measured at amortized costs. Considered the immediate liquidy due to costumers payment account deposits.

(8)	Loans and financing, and obligations to FIDC quota holders are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

(9)	Accounts payable to clients, are measured at amortized cost. Fair values are estimated by discounting future contractual cash flows at the average of interest rates applicable in prepayment business.

(10)	There are contingent considerations included in other liabilities arising on business combinations that are measured at FVPL. Fair values are estimated in accordance with pre-determined formulas explicit in the contracts with selling shareholders. The amount as of March 31, 2021 is R$ 273,230 and is classified as level III in the hierarchy level. The movement of the contingent consideration is summarized as follows:

At December 31, 2020	269,162
Recognized in the statement of profit or loss as Financial expenses, net	4,068
At March 31, 2021	273,230

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

For the periods ended March 31, 2021 and December 31, 2020, there were no transfers between the fair value measurements of Level I and Level II and between the fair value measurements of Level II and Level III.

(d)	Hedge accounting

During 2020, the Company entered hedge operations for highly probable transactions related to the purchases of Pin Pads & POS subject to foreign exchange exposure using Non-Deliverable Forward (“NDF”) contracts. The transactions have been elected for hedge accounting and classified as cash flow hedge in accordance with IFRS 9 Financial Instruments. The details of the operations and the position of asset, liability and equity as of March 31, 2021 and December 31, 2020 are presented as follows.

On January 14, 2021, the Company agreed with Pin Pads & POS providers that new purchases are not indexed to foreign currency, so there are no new hedge operations entered since then and the previously designated operations were discontinued.

						March 31, 2021			December 31, 2020
Counterparty	Notional in US$ (i)	Contracted exchange rate (R$ per US$ 1.00)	Notional in R$ (i)	Trade date	Due date	Effective portion – Gain / (Loss) (ii)	Ineffective portion – Revenue / (Expense) (iii)	Discontinued hedge accounting – Revenue / (Expense) (iv)	Fair value – Asset / (Liability)
Banco BTG Pactual S.A.	3,951	5.40	21,340	07-Jul-20	04-Jan-21	(288)	(518)	-	(806)
Banco BTG Pactual S.A.	(1,100)	5.31	(5,837)	05-Aug-20	04-Jan-21	-	121	-	121
Banco Safra S.A.	2,900	5.33	15,450	05-Aug-20	01-Feb-21	-	-	430	(418)
Banco Safra S.A.	(600)	5.26	(3,158)	17-Sep-20	04-Jan-21	-	39	-	39
Banco Votorantim S.A.	(150)	5.26	(790)	17-Sep-20	01-Feb-21	-	-	(32)	12
Banco Votorantim S.A.	1,900	5.27	10,020	17-Sep-20	01-Mar-21	-	-	487	(165)
Banco Votorantim S.A.	2,900	5.63	16,333	21-Oct-20	01-Apr-21	-	-	190	(1,270)
Banco Votorantim S.A.	(2,750)	5.20	14,302	14-Jan-21	01-Feb-21	-	-	(756)	-
Banco Votorantim S.A.	(1,900)	5.21	9,893	14-Jan-21	01-Mar-21	-	-	(614)	-
Banco Votorantim S.A.	(2,900)	5.21	15,118	14-Jan-21	01-Apr-21	-	-	(1,404)	-
					Net amount	(288)	(358)	(1,699)	(2,487)

(i)	Negative amounts represent either hedge transactions designated to eliminate the exchange variation of the original hedges due to (i) reduction in the estimates of future purchases of Pin Pads & POS and (ii) elimination of exposure to foreign exchange.

(ii)	During the hedge life, this value is recognized in equity, in “Other comprehensive income”, but subsequently (when settled), is reclassified to “Property and equipment”, in the statement of financial position. In accordance with IFRS 9, the amount that has been accumulated in the cash flow hedge reserve shall be directly included in the carrying amount of the related asset if the hedged forecast transaction results in the recognition of a non-financial asset. On March 31, 2021 there are not effective portion recognized in equity (2020 – R$ (2,291) (gross amount) and R$ (1,512) (amount net of tax)).

(iii)	Recognized in the statement of profit or loss, in “Financial expenses, net”. The ineffectiveness is due to (i) a smaller volume of purchases of Pin Pads & POS than the hedged volume, (ii) a commercial discount in the purchase moment, and (iii) hedge transactions designated due to reduction in the estimates of future purchases of Pin Pads & POS.

(iv)	Recognized in the statement of profit or loss, in “Financial expenses, net”.

(e)	Financial assets from banking solution and deposits with banking customers

Financial assets from banking solution are invested by the Company in accounts under Brazilian Central Bank’s (“BACEN”) custody or in Brazilian National Treasury Bonds, in order to guarantee the deposits with banking customers, as required by BACEN regulation.

(f)	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e., reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to sell the asset and settle the liability simultaneously.

As of March 31, 2021, and December 31, 2020, the Group has no financial instruments that meet the conditions for recognition on a net basis.

22.	Transactions with non-controlling interests

	Changes in non-controlling interest
	Capital contributions by non-controlling interests	Transfers to non-controlling interests	Changes in equity attributable to owners of the parent	Consideration paid by non-controlling interests
For the period ended March 31, 2021
Transactions between subsidiaries and shareholders:
Issuance of shares for purchased noncontrolling interests (a)	(230,500)	(77,911)	308,411	(230,500)
Capital contribution to subsidiary	893	-	-	-
	(229,607)	(77,911)	308,411	(230,500)

(a)	On January 28, 2021, the Group has fully acquired the non-controlling interest in PDCA held by Bellver Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior (“Bellver”). The transaction was made by a purchase and sale of shares, where Bellver agreed to acquire 1,313,066 STNE shares by a payment being part in cash in the amount of R$ 230,500 and part by the delivering of their PDCA shares. The number of STNE shares delivered to Bellver was based on STNE volume-weighted average trading price of the 30 days preceding the signing of a memorandum of understanding (“MOU”) between the parties on December 8th, 2020.

23.	Subsequent events

23.1 Business combination

On April 1, 2021, the Group acquired a 50.0% interest in SimplesVet Tecnologia S.A (“SimplesVet”), for R$ 30,974. SimplesVet is an unlisted company based in Salvador, Brazil, that develops management software for veterinary clinics, petshops and autonomous veterinarians. Through this acquisition, the Group expects to obtain synergies in servicing its clients. The Group determined they had control based on the voting power over the main decisions of the company.

On April 1, 2021, the Group obtained the control of VHSYS through a step acquisition, which started on June 4, 2019, with the acquisition of 33.33% interest for R$ 13,785. On April 1, 2021, through a capital increase and buying some shares from selling shareholders in the total amount of R$ 18,656 the Group acquired the VHSYS’s control with a 50% interest. VHSYS is an unlisted company based in Paraná, Brazil, that is an omni-channel, cloud-based, Application Programming Interface (“API”) driven, Point of Sale (“POS”) and Enterprise Resource Planning (“ERP”) platform built to serve an array of service and retail businesses. The self-service platform consists of over 40 applications, accessible a la carte, such as order and sales management, invoicing, dynamic inventory management, cash and payments management, CRM, along with marketplace, logistics, and e-commerce integrations, among others, with which the Company expects to obtain synergies in its services to clients.

As the acquisition date of the business combination occurred after the end of the reporting period but before the financial statements are authorized for issue, the initial accounting for the business combination is incomplete. Fair value of assets acquired and liabilities assumed are still being evaluated, not being possible to make the complete disclosure of a business combination. It is expected to have a more complete information in the next quarter.

a)	Financial position of business acquired

The allocation of assets acquired and liabilities assumed in the business combinations mentioned above are presented below. Identification and measurement of assets acquired, liabilities assumed, consideration transferred and goodwill are preliminary.

Fair value	SimplesVet	VHSYS	Total
Cash and cash equivalents	11,107	13,731	24,838
Trade accounts receivable	96	-	96
Property, plant and equipment	179	2,232	2,411
Intangible asset	-	2,522	2,522
Other assets	136	55	191
Total assets	11,518	18,540	30,058

Trade accounts payable	106	461	567
Loans and financing	-	1,128	1,128
Labor and social security liabilities	593	2,024	2,617
Other liabilities	552	3,139	3,691
Total liabilities	1,251	6,752	8,003

Net assets and liabilities	10,267	11,788	22,055
Consideration transferred (b)	30,974	48,614	79,588
Goodwill	20,707	36,826	57,533

b)	Consideration transferred

The fair value of the consideration transferred on the business combination were as follows:

	SimplesVet	VHSYS	Total
Cash consideration paid	15,650	18,656	34,306
Cash consideration to be paid	5,750	-	5,750
Non-controlling interest in the acquiree	5,134	5,894	11,028
Fair value of previously held equity interest in the acquiree (i)	-	24,064	24,064
Contingent consideration (ii)	4,440	-	4,440
Total	30,974	48,614	79,588

(i)	As a result of the step acquisition of VHSYS, the Group will recognize a gain of approximately R$ 12,010 for the difference between the previously held 33.33% interest in VHSYS, at fair value, in the amount of R$ 24,064, and its carrying amount, of R$ 12,054.

(ii)	SimplesVet’s contingent consideration will be transferred to the selling shareholders after the closing of the 2022 fiscal year and is determined based on predetermined formulas mainly based in the amount of revenue and profitability that the acquired company will have at the end of 2022.

In order to evaluate the contingent consideration, the Group has considered different probabilities of scenarios and discounted future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments.

c)	Acquisition-related costs

As mentioned above, the fair value amount and purchase price allocation are still being evaluated, and for that reason the total acquisition-related costs are also being determined. The estimated amount is not material as of March 31, 2021.

23.2 Investment Agreement with Banco Inter

On May 24, 2021, the Group signed a definitive investment agreement with Banco Inter, a leading and fast-growing digital bank in Brazil which will allow the group to invest up to R$2.5 billion (approximately US$471 million) in newly issued shares issued by Banco Inter, becoming a minority investor (limited to a 4.99% stake) of Banco Inter after the transaction (the “Investment”).

As part of the Investment, the Group will have the right of first refusal in the case of change of control of Banco Inter, for a period of 6 years and according to certain price thresholds and the right to join the Board of Directors of Banco Inter with one seat out of nine.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.
By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: June 1, 2021